AB 10/15

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SECI 13025857 ISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 6 2013
WASH, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2012** (MM/DD/YY) AND ENDING **06/30/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W BIG BEAVER RD - SUITE 320

(No. and Street)

TROY	**MI**	**48084**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Adams **248-540-7511** [redacted]

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. - dba Edward Opperman, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	**LAFAYETTE**	**IN**	**47905**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG ADAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUMA N NAGARA
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires July 9, 2018
Acting in the County of Oakland

Signature

Vice President
Title

Aug 1, 2013
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardopppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CONFIDENTIAL MANAGMENT FINANCIAL SERVICES, INC.
Troy, Michigan

We have audited the accompanying balance sheet of Confidential Management Financial Services, Inc. (the Firm), as of June 30, 2013, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. Confidential Management Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confidential Management Financial Services, Inc., as of June 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Confidential Management Financial Services, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26, 2013 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
July 26, 2013

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2013

ASSETS		
Cash and cash equivalents	$	12,506
TOTAL ASSETS	$	12,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	-
TOTAL LIABILITIES		-
STOCKHOLDERS' EQUITY		
Common Stock (No Par Value) Shares authorized: 50,000; Shares issued and outstanding: 10,000		10,000
Retained Earnings		2,506
TOTAL STOCKHOLDERS' EQUITY		12,506
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,506

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

AS OF JUNE 30, 2013

REVENUE		
Commissions and fees	$	158,548
Interest income		10
TOTAL REVENUE		158,558
EXPENSES		
Administrative and operational fees	$	153,845
Regulatory fees and expenses		2,957
Other		2,124
TOTAL OPERATING EXPENSES		158,926
INCOME BEFORE INCOME TAX PROVISION		(368)
Income tax provision		-
NET INCOME	$	(368)

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF JUNE 30, 2013

	Capital Stock	Retained Earnings	Total
Balance at July 1, 2012	**$ 10,000**	**$ 2,874**	**$ 12,874**
Additional Paid In Capital	-	-	-
Stock Issue	-	-	-
Purchase of Shares	-	-	-
Distributions		-	-
Net Income	-	(368)	(368)
Balance at June 30, 2013	**$ 10,000**	**$ 2,506**	**$ 12,506**

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

AS OF JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(368)
(Increase) decrease in operating assets:		
Accounts receivable		10,639
Increase (decrease) in operating liabilities:		
Accounts payable		(10,583)
Net Cash Provided by (Used in) Operating Activities		(312)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided by (Used in) Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided by (Used in) Financing Activities		-
Net increase (decrease) in cash		(312)
Cash - beginning of year		12,818
Cash - end of year	$	12,506

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2013

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Confidential Management Financial Services, Inc. (the Firm) was incorporated in the state of Michigan on June 22, 1983. The firms is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The Firm's principal business activity is the sale of securities and doing business as a $5,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm specializes in the sale of mutual funds and variable life insurance annuities. The Firm like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Firm liquidity.

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the period ended June 30, 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

h. Compensated Absences—The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

i. Revenue—Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from the trade date.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2013 there were no receivables or payables to accrue.

NOTE 3: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The Firm recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Firm to analyze all open tax years, fiscal year 2009-2012, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended June 30, 2013, the Firm did not have a liability or any unrecognized tax benefits. The Firm has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

NOTE 4: RELATED PARTY TRANSACTION

The Firm has a monthly expense sharing agreement (the "agreement") with an affiliated company, Confidential Management Services, Inc., ("CMS") for all administrative and operational expenses. Total administrative and operational fees under the agreement, including commission expenses, which is based on net income, for the year ended June 30, 2013, were $153,370. At June 30, 2013 there was no balance due to CMS. The agreement was renewed in July 2013 and is effective for a period of one year, and includes the option to extend for an additional six months.

NOTE 5: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Firm will operate in accordance with the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related capital ratio may fluctuate on a daily basis. As of June 30, 2013, net capital as defined by the rules, equaled $12,506 which was $7,506 in excess of the required net capital of $5,000.

NOTE 7: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 8: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

The Firm as of June 30, 2013 only held Level 2 investments, in the form of a Certificate of Deposit in the amount of $7,000.